November 22, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Perry Hindin

Special Counsel

Office of Mergers and Acquisitions

Re:	Illumina, Inc.

Schedule TO-I filed November 15, 2021

SEC File No. 005-60457

Dear Mr. Hindin:

On behalf of our client, Illumina, Inc. (the “Company”), we are submitting this letter in response (this “Response Letter”) to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 19, 2021 (the “Comment Letter”), with respect to the Tender Offer Statement on Schedule TO-I (SEC File No. 005-60457) (the “Tender Offer Statement”) filed by the Company with the Commission on November 15, 2021. In connection with this letter responding to the Staff’s comments, we have filed Amendment No. 1 to the Tender Offer Statement (“Amendment No. 1”) with the Commission.

Set forth below is the heading and text of the comment raised in the Comment Letter, followed by the Company’s response thereto. Capitalized terms used but not defined in this Response Letter shall have the meanings specified in the Tender Offer Statement.

1. Refer to clause (iv). With a view towards improved disclosure, please advise whether the bidder is aware of any Delaware law that currently prohibits delivery of shares of Common Stock or cash in exchange for CVRs. If the bidder is not currently aware of such a prohibition, please advise what specific developments in Delaware law, if any, bidder is contemplating that necessitates such condition.

Response

The Company advises the Staff that it is not aware of any Delaware law that currently prohibits delivery of shares of Common Stock or cash in exchange for CVRs, nor is the Company aware of any pending developments in Delaware law that may result on such a prohibition. As changes in Delaware law are not within the Company’s control, the Company respectfully submits that condition (iv) is appropriate to include in the Exchange Offer. We also draw the Staff’s attention to the amendment of Item 4 of the Tender Offer Statement in Amendment No. 1.

2. Disclosure indicates that the bidder is not obligated to accept or pay for, and may delay the acceptance of, any CVRs tendered pursuant to the Exchange Offer if...prior to the expiration date, any of the listed conditions shall exist (emphasis added). With a view towards improved disclosure, please confirm that none of the existing conditions have been implicated as of (i) commencement of the Exchange Offer and (ii) as of the date of the bidder’s response letter.

Response

The Company confirms that none of the existing conditions (i) had been implicated as of commencement of the Exchange Offer or (ii) has been implicated as of the date of this Response Letter. We also draw the Staff’s attention to the amendment of Item 4 of the Tender Offer Statement in Amendment No. 1.

3. The last sentence of this section states “[i]n addition, we reserve the right, in our sole discretion, but subject to applicable law, to terminate the Exchange Offer at any time prior to the expiration date of the Exchange Offer.” Please advise how the bidder’s ability to terminate the offer in its sole discretion, unrelated to the triggering of a listed condition, does not render your offer as illusory in contravention of Exchange Act section 14(e). Alternatively, please confirm and revise the disclosure as appropriate to clarify that such statement is intended to mean only under circumstances where a listed condition is implicated.

Response

We draw the Staff’s attention to the amendment of Item 4 of the Tender Offer Statement in Amendment No. 1.

4. We note the disclosure indicating that the bidder will amend or terminate the Exchange Offer if any purchases of CVRs pursuant to the Exchange Offer could result in the Exchange Offer being considered a “going private transaction” under Exchange Act Rule 13e-3. However, we also note disclosure on page 19 indicating that the the bidder or its affiliates may from time to time acquire CVRs in the future. Exchange Act Rule 13e-3 applies to a transaction that independently may not constitute a Rule 13e-3 transaction but is effected “as a part, or in furtherance, of” a series of transactions that, taken together, have a reasonable likelihood or purpose of producing the requisite effects. See Question & Answer No. 4 of Exchange Act Release No. 34-17719 and In re William A. Wilkerson and The Phoenix Group of Florida, Inc., Exchange Act Release No. 34-48703. Furthermore, in the absence of an intent of producing or facilitating the production of any of the effects specified in Rule 13e-3(a)(3)(ii), we believe that the determination of whether the transaction is reasonably likely to produce any of the requisite effects must be based in part upon consideration of “past, current and planned” transactions. In light of the foregoing, please advise us why the Exchange Offer should not be deemed to constitute the first step in a series of transactions having a “going private effect” within the meaning of Rule 13e-3(a)(3)(ii).

Response

The Company acknowledges the Staff’s comment and advises the Staff that it (i) has not previously purchased or exchanged any CVRs from holders and (ii) it has no present intention of soliciting the purchase or exchange of CVRs from holders at a future date. The Company notes that point (ii) is clearly disclosed in the Offer to Exchange under “Subsequent Purchases of CVRs” on page 19, which, following disclosure that the Company may seek to purchase CVRs in the future, states “[h]owever, we have no current plan or commitment to do so.” As set forth in the cited release, “On this basis, a Rule 13e-3 transaction would be deemed to commence with the first transaction which occurs at or after the time when it becomes reasonably likely that any of the specified effects will occur and which directly or indirectly contributes to the production of such effects.” (emphasis added) The Company respectfully submits that consummation of the exchange offer does not itself make the occurrence of the specified effects reasonably likely. The Company respectfully further submits that the mere possibility that, in addition to the exchange offer, the Company may seek to repurchase CVRs in the future does not support a conclusion that the Exchange Offer is being effected “as a part, or in furtherance, of” a series of transactions that, taken together, have a reasonable likelihood or purpose of producing the requisite effects for purposes of Exchange Act Rule 13e-3.

5. Please expand the disclosure to provide more detail regarding the aggregation and sale of fractional shares. Please also advise how the proposed aggregation and sale of fractional shares followed by payment to applicable holders of CVRs is consistent with the requirements under Exchange Act 13e-4(f)(10)(ii) to the extent the sale of such fractional shares yields a per share price greater or lesser than $.80.

Response

In response to the first sentence of the Staff’s comment, we draw the Staff’s attention to the amendment of Item 4 of the Tender Offer Statement in Amendment No. 1. With respect to the second sentence of the Staff’s comment, the Company respectfully submits that whether or not the per share sales price of the aggregated fractional shares is greater or lesser than $0.80 is not relevant to compliance with the requirements under Exchange Act 13e-4(f)(10)(ii). That section reads in its entirety as follows:

“Paragraph (f)(8)(ii) of this section shall not prohibit the offer of more than one type of consideration in a tender offer, provided that:

(i) Security holders are afforded equal right to elect among each of the types of consideration offered; and

(ii) The highest consideration of each type paid to any security holder is paid to any other security holder receiving that type of consideration.”

In the Exchange Offer, a holder tendering CVRs may elect to receive in respect of each CVR either (i) 0.0022 shares of Company common stock or (ii) $0.80 in cash. Exchange Act 13e-4(f)(10)(ii), which is often referred to as the “best price” rule, requires that each holder electing either form of exchange consideration receive the highest consideration being paid to any other security holder receiving that type of consideration. Pursuant to the Exchange Offer, each holder electing option (i) (stock consideration) will be entitled to a specified number of shares based on the same exchange ratio and each holder electing option (ii) (cash consideration) will be entitled to a specified dollar amount of consideration. Exchange Act 13e-4(f)(10)(ii) does not require any specified relationship between the potential value of the different forms of exchange consideration offered in an exchange offer with a consideration election feature.

To the extent the number of CVRs to which a tendering holder electing stock consideration would not result in a whole number of shares of Company common stock, the holder will receive a number of whole shares of Company common stock and a pro rata portion of the sales proceeds of the whole shares resulting from the aggregation of all fractional share entitlements. For example, the tender of 7,500 CVRs would result in an entitlement to 16.5 shares of Company common stock. This entitlement would be satisfied by the delivery of 16 shares of Company common stock and an amount of cash equal to 50% of the average per share sales price obtained by the Exchange Agent in the sale of the aggregated fractional shares. Every holder with a fractional share entitlement will receive the same “price” for the fractional shares sold on its behalf by the Exchange Agent regardless of the percentage of a fractional share to which such holder is entitled. If the average sale price obtained by the Exchange Agent is $380 per share of Company common stock, a holder entitled to 0.25 of a share will receive $95 in lieu of its fractional entitlement and a holder entitled to 0.50 of a share will receive $190 in lieu of its fractional entitlement. The Company respectfully submits that this methodology satisfies Exchange Act 13e-4(f)(10)(ii), as each holder electing stock consideration and who would be entitled to a fractional share will receive the same effective cash price on a “whole share” basis, with the actual cash payment to be determined for each such holder by reference to such holder’s fractional share entitlement.

The Company further notes that it is aware of several exchange offers with a stock or cash election that include the fractional share methodology included in the Exchange Offer. See Exhibit (a)(1)(A) to the Schedule TO-I (SEC File No. 005-80980) filed by Navios Maritime Holdings Inc. with the Commission on September 19, 2016 and Exhibit (a)(1)(A) to the Schedule TO-I (SEC File No. 005-84684) filed by Safe Bulkers, Inc. with the Commission on March 9, 2017.

* * *

Please contact me at (212) 474-1620 with any questions or comments you may have regarding the response contained in this letter.

Very truly yours,

/s/ Andrew J. Pitts

Andrew J. Pitts

cc:	Robert Maynes

Senior Director, Securities & Transactional Counsel

Illumina, Inc.

5200 Illumina Way

San Diego, CA 92122

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